CUSIP No. 563118207	SCHEDULE 13D	Page 1 of 7 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 2)*

Manhattan Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

563118207
(CUSIP Number)

James E. Dawson, Esq., Nutter, McClennen & Fish LLP
155 Seaport Blvd, Boston, MA 02210
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

September 21, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Names of reporting persons Nordic Biotech Venture Fund II K/S
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Source of Funds (See Instructions) 00
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
(6) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 216,666,666
(9) Sole dispositive power: 0
(10) Shared dispositive power: 216,666,666
(11) Aggregate amount beneficially owned by each reporting person: 216,666,666
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 11: 64.2%
(14) Type of reporting person (see instructions): PN

(1) Names of reporting persons Nordic Biotech General Partner II
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Source of Funds (See Instructions) 00
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
(6) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 216,666,666
(9) Sole dispositive power: 0
(10) Shared dispositive power: 216,666,666
(11) Aggregate amount beneficially owned by each reporting person: 216,666,666
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 11: 64.2%
(14) Type of reporting person (see instructions): PN

(1) Names of reporting persons Christian Hansen
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Source of Funds (See Instructions) 00
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
(6) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 216,666,666
(9) Sole dispositive power: 0
(10) Shared dispositive power: 216,666,666
(11) Aggregate amount beneficially owned by each reporting person: 216,666,666
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 11: 64.2%
(14) Type of reporting person (see instructions): IN

(1) Names of reporting persons Florian Schönharting
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Source of Funds (See Instructions) 00
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
(6) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 216,666,666
(9) Sole dispositive power: 0
(10) Shared dispositive power: 216,666,666
(11) Aggregate amount beneficially owned by each reporting person: 216,666,666
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 11: 64.2%
(14) Type of reporting person (see instructions): IN

This Amendment No. 2 amends and supplements, as set forth below, the information contained in Items 3 and 5 of the Schedule 13D that was originally filed with the Securities and Exchange Commission (the “SEC”) by Nordic Biotech Venture Fund II K/S (“Nordic”) on March 5, 2008, as amended by Amendment No. 1 filed with the SEC by Nordic, Nordic Biotech General Partner II, Christian Hansen and Florian Schönharting (the “Reporting Persons”) on April 28, 2010 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment No. 2 are used with the meanings ascribed to them in the Schedule 13D. Except as amended by this Amendment No. 2, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of Nordic’s knowledge and belief, true, complete and correct as of the date of this Amendment No. 2.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is supplemented by adding the following to the existing disclosure:

In early July 2010, the Limited Partnership was critically short of cash (with less than $25,000 in its accounts). Without additional cash, the Limited Partnership was unable to continue its development of Hedrin and risked insolvency. Therefore, Nordic delivered a written notice to the Company for a $500,000 capital increase to the Limited Partnership. The Company was either unable or unwilling to join in the requested capital contribution and make its share of the contribution. As a result, Nordic made the entire $500,000 capital contribution. As reported in the Company’s Quarterly report on Form 10-Q for the quarter ended June 30, 2010, the Company took the position that it did “not regard either the notice or the capital contribution as being properly made as per the agreements between Nordic and the Company” and that the “Company reserved its right to make its pro rata share of the capital contribution, but has not yet determined whether to make the capital contribution or not.” The Company took these positions despite the critical need to fund the Limited Partnership. Subsequently, however, the Company notified Nordic that the Limited Partnership could accept the $500,000 capital contribution.

Under the terms of the Limited Partnership Agreement, the Company is no longer entitled to participate pro rata in the capital contribution.  Establishing the valuation of the Limited Partnership for purposes of determining the additional partnership interest that Nordic will receive for its $500,000 capital contribution has not yet occurred. For the reasons Nordic has expressed to the Company, Nordic believes that the valuation will be low and that the Company’s proportionate interest in the Limited Partnership will be materially diluted.

Nordic believes that in order for the Limited Partnership to successfully commercialize Hedrin significantly more cash will be required, likely in excess of $5 million.  Based upon the working capital deficit of more than $3 million reported by the Company as of June 30, 2010, Nordic is concerned about the ability of the Company to make future capital contributions to the Limited Partnership and participate in the continued development of Hedrin in North America.

Nordic has informed the Company that Nordic plans at the next meeting of the board of directors of the general partner of the Limited Partnership to approve the termination of the Services Agreement entered into between the Company and the Limited Partnership dated February 25, 2008 under which the Company was to provide certain administrative and management services to the Limited Partnership in connection with its development activities. Nordic will also request the Limited Partnership to retain all rights to make any necessary claims against the Company related to its prior service obligations.

Item 5.  Interest in Securities of the Issuer.

Item 5 is amended by deleting section (a) and inserting the following in lieu thereof:

(a)   Assuming that the base share price of the Common Stock issued in the March Private Placement was $.03, each of the Reporting Persons beneficially owns an aggregate of 216,666,6661 shares of Common Stock of the Company, representing 64.2%2 of the total issued and outstanding shares of Common Stock.

1 Nordic Biotech General Partner II (the “General Partner”) is the managing partner of Nordic Biotech Venture Fund II K/S (the “Fund”), and by reasons of the provisions of Rule 16a-1 under the Securities Exchange Act of 1934, as amended, may be deemed to be the beneficial owner of the shares held by the Fund. The General Partner disclaims beneficial ownership of the securities held by the Fund, except to the extent of its pecuniary interest therein. Each of Christian Hansen and Florian Schönharting is a principal of the Fund and of the General Partner. Each of Messrs. Hansen and Schönharting disclaim beneficial ownership of the securities held by the Fund except to the extent of their pecuniary interest therein.

2 Based on 120,965,260 shares of Common Stock outstanding as of August 13, 2010, plus the additional 183,333,333 shares Nordic would receive if it exercised the Put Option immediately and the 33,333,333 shares of the Common Stock Nordic would receive if the Warrant is exercised.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  September 22, 2010

NORDIC BIOTECH VENTURE FUND II K/S

By:	/s/ Christian Hansen*
Name:	Christian Hansen
Title:	Principal

By:	/s/ Florian Schönharting*
Name:	Florian Schönharting
Title:	Principal

NORDIC BIOTECH GENERAL PARTNER II

By:	/s/ Christian Hansen*
Name:	Christian Hansen
Title:	Principal

By:	/s/ Florian Schönharting*
Name:	Florian Schönharting
Title:	Principal

/s/ Christian Hansen*
Christian Hansen

/s/ Florian Schönharting*
Florian Schönharting

By:	/s/ James E. Dawson
James E. Dawson, as attorney-in-fact